FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: November 2003	Commission File Number: 001-133354

BANK OF MONTREAL

(Name of Registrant)

100 King Street West	129 rue Saint-Jacques
1 First Canadian Place	Montreal, Quebec
Toronto, Ontario	Canada, H2Y 1L6
Canada, M5X 1A1

(Executive Offices)	(Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ________ Form 40-F __X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934:

Yes ________ No __X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

By:/s/ Ronald B. Sirkis

Name: Ronald B. Sirkis
Title: Executive Vice-President, General Counsel and Taxation

By:/s/ Velma J. Jones

Date: November 25, 2003	Name: Velma J. Jones
Title: Vice President and Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release – BMO Financial Group Reports 29 Per Cent Earnings Growth for both Fiscal 2003 and the Fourth Quarter